PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 3, 2026)	Registration No. 333-294507

GoPro, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated June 3, 2026 (as supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-294507). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement updates, amends and supplements the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 4 of the Prospectus, and under similar headings in any further amendments or supplements to the Prospectus, to read about factors you should consider before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 8, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 1, 2026

GOPRO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36514	77-0629474
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)
3025 Clearview Way, San Mateo, CA 94402
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (650) 332-7600

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001	GPRO	NASDAQ Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.
On July 1, 2026, GoPro, Inc., a Delaware corporation (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain entities (the “Buyers”) affiliated with Nicholas Woodman, the Company’s Chief Executive Officer and Chairman of the Company’s board of directors, pursuant to which the Buyers agreed to purchase from the Company (i) senior secured notes (the “Notes”) in an aggregate principal amount of $20,000,000 and (ii) warrants (the “Warrants”) exercisable for 25,706,940 shares (the “Shares” and, together with the Notes and the Warrants, the “Securities”) of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”). The aggregate gross proceeds to the Company from the issuance of the Securities are expected to be $20.0 million before deducting offering expenses payable by the Company. The closing (the “Closing”) of the issuance and the sale of the Securities is subject to certain closing conditions, including the receipt of waivers from the Company's existing lenders.
The interest rate under the Notes will be 6.50% per annum, subject to adjustment after the occurrence and during the continuance of any event of default. Interest will be payable semi-annually in kind through an increase to the principal amount of the Notes. The Notes will mature on July 21, 2028. The Company may redeem the Notes at its option in whole or in part at any time at a price in cash equal to the principal amount being redeemed plus accrued and unpaid interest to the redemption date (the “Redemption Price”). In addition, the Company is required to redeem the Notes at the Redemption Price upon the occurrence of certain events, including (i) the repayment in full of all amounts outstanding under the Credit Agreement, dated as of August 4, 2025, by and among the Company, Mateo Financing, LLC, as lender, and Farallon Capital Management, L.L.C., as agent (as amended prior to the date hereof, the “Term Loan Credit Agreement”), (ii) the receipt by the Company of cash proceeds from dispositions of property sufficient to repay in full and terminate the Company's Credit Agreement, dated January 22, 2021, by and among the Company, the lenders party thereto and Wells Fargo Bank, National Association, the Term Loan Credit Agreement and the Notes, (iii) while an event of default continues, upon the request of the holder, and (iv) certain bankruptcy and change of control events.
The Notes will contain customary affirmative covenants of the Company and customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, failure to perform certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, certain judgments, and certain material ERISA events. The occurrence of an event of default could result in the acceleration of the obligations under the Notes and the Company’s other indebtedness. The Company’s obligations under the Notes will be secured by a third lien security interest in substantially all the assets of the Company, pursuant to a security agreement and subject to an intercreditor agreement with Wells Fargo Bank, National Association, Farallon Capital Management, L.L.C. and the Buyers.
The exercise price under the Warrants will be $0.7780 per Share. The Warrants will be exercisable at any time on or after the earlier of (i) the six-month anniversary of the Closing and (ii) either (x) the Company’s first public announcement of a change of control or (y) the Company’s first public announcement of the signing of a definitive agreement for a transaction which, if consummated, would result in a change of control. The Warrants will expire on the three-year anniversary of the Closing and are subject to customary adjustments for certain transactions affecting the Company’s capitalization.
Pursuant to the terms of the Warrants, in the event of a fundamental transaction, the successor entity will succeed to, and be substituted for, the Company, and may exercise every right and power that the Company may exercise and will assume all of the Company's obligations under the Warrants with the same effect as if such successor entity had been named in the Warrant itself. If holders of Class B Common Stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then a holder of the Warrants will be given the same choice as to the consideration it receives upon any exercise of the Warrants following such fundamental transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Warrants will have the right to require the Company or a successor entity to purchase the Warrants for cash in the amount of the Black-Scholes value of the unexercised portion of the Warrants concurrently with or within 30 days following the consummation of a fundamental transaction.
The foregoing descriptions of the Purchase Agreement, the Notes and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2026.

Item 3.02. Unregistered Sales of Equity Securities.
The information contained in Item 1.01 is incorporated herein by reference. The issuance of the Securities will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Buyers represented to the Company that each Buyer is an “accredited investor” as defined in Rule 501(a) under the Securities Act and that each of the Securities will be acquired for the applicable Buyer’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act.

Item 7.01. Regulation FD Disclosure.
On July 8, 2026, the Company issued a press release announcing entry into the Purchase Agreement, which is attached hereto as Exhibit 99.1.
The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in Item 7.01 of this Current Report on Form 8-K shall not be incorporated by reference into any filing or other document pursuant to the Securities Act, except as may be expressly set forth by specific reference in such filing or document.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits:

Exhibit No.	Description
99.1	Press Release dated July 8, 2026.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GoPro, Inc.
(Registrant)

Dated:	July 8, 2026	By: /s/ Brian Tratt
Brian Tratt Chief Financial Officer (Principal Financial Officer)